EXHIBIT 10.18

BILL OF SALE AND ASSIGNMENT AND
ASSUMPTION AGREEMENT

FOR VALUE RECEIVED, the receipt, sufficiency and adequacy of which hereby are acknowledged, TIB BANK, a bank chartered under the laws of the State of Florida (the "Bank"), hereby does sell, transfer, assign, bargain, convey, deliver, abandon, and set over unto **NOVA INFORMATION SYSTEMS, INC**., a Georgia corporation ("NOVA"), its successors and assigns, all of the Bank's right, title, and interest in and to all properties, assets, and rights identified as the "Assets Sold" in Section 1.1 of the Merchant Asset Purchase Agreement dated as of December ___, 2005, by and among the Bank, TIB Financial Corp. and NOVA (the "Merchant Asset Purchase Agreement"), which is incorporated herein by this reference.

The Bank fully represents, warrants and agrees that it is the true, lawful, and sole owners of the Assets Sold hereby sold, transferred, assigned, bargained, conveyed, delivered, abandoned, and set over; that it has the full, complete, and lawful right, power, and authority to execute this Bill of Sale and Assignment and Assumption Agreement and to so sell, transfer, assign, bargain, convey, deliver, abandon and set over the Assets Sold; that the rights, title and interests in the Assets Sold hereby sold, transferred, assigned, bargained, conveyed, delivered, abandoned and set over constitute good and marketable title to the Assets Sold, free and clear of all security interests, security deeds, liens, restrictions, encumbrances, leases, easements, and claims or rights of third parties of every kind and nature whatsoever; and that no other person, firm, corporation or entity of any kind has any claim to or interest in the Assets Sold.

From time to time and at all times hereafter, upon the reasonable request of NOVA, the Bank will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances, powers of attorney, and assurances as may be reasonably required by NOVA in order to more effectively carry out the purposes and intents evidenced by this Bill of Sale and Assignment and Assumption Agreement and to transfer the Assets Sold to NOVA.

In furtherance of Section 1.2 of the Merchant Asset Purchase Agreement, NOVA hereby assumes and agrees to pay and discharge all liabilities and obligations which are identified and defined as "Assumed Liabilities" in Section 12.1 of the Merchant Asset Purchase Agreement in a commercially reasonable manner and as provided for according to the terms of such Assumed Liabilities.

This Bill of Sale and Assignment and Assumption Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

(Signatures on following page)

The undersigned have caused this Bill of Sale and Assignment and Assumption Agreement to be executed by their duly authorized officers as of the ____ day of December, 2005.

"BANK"   **"NOVA"**
TIB BANK   **NOVA INFORMATION SYSTEM, INC.**

By: _____   By: _____
Name: _____   Name: _____
Title: _____   Title: _____